Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Successor	Predecessor
	Period from	Period from
	June 1 to	January 1 to
	December 31,	May 31,	Year ended December 31
	2007	2007	2006	2005	2004	2003
Earnings:

Income (loss) before income taxes and cumulative effect of accounting change	$566	$1,749	$(2,864)	$(2,457)	$(861)	$218

Less:
Income (loss) from less than 50% owned investees	2	—	1	(14)	8	18
Capitalized interest	9	6	10	10	8	10
Add:
Fixed charges, from below	408	322	745	887	820	765
Amortization of interest capitalized	—	3	8	8	8	10

Adjusted earnings	$963	$2,068	$(2,122)	$(1,558)	$(49)	$965

Fixed charges:

Rent expense representative of interest (1)	$126	$97	$180	$255	$248	$253
Interest expensed and capitalized, issuance costs, amortization of debt discounts and premiums and interest of preferred security holder (2)	282	225	565	610	543	500
Preferred stock requirements	—	—	—	22	29	12

Fixed charges and preferred stock requirements	$408	$322	$745	$887	$820	$765

Ratio of earnings to fixed charges and preferred stock requirements	2.36	6.42	— (3)	— (3)	— (3)	1.25

(1)                    Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)                    Subsequent to its Chapter 11 filing and prior to its emergence, the Company recorded post-petition interest expense on pre-petition obligations only to the extent it believed the interest would be paid during the bankruptcy proceeding or that it was probable that the interest would be an allowed claim.

(3)                    Earnings were inadequate to cover fixed charges by $2.87 billion, $2.45 billion, and $869 million for the years ended December 31, 2006, 2005, and 2004.